

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 5, 2014

<u>Via E-mail</u>

Jeffrey Glajch
Chief Financial Officer
Graham Corporation
20 Florence Avenue
Batavia, New York 14020

> **Re: Graham Corporation**
> **Form 10-K for the fiscal year ended March 31, 2014**
> **Filed June 4, 2014**
> **File No. 001-8462**

Dear Mr. Glajch:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended March 31, 2014</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, Fiscal 2014 compared with Fiscal 2013, page 24</u>

1. We reference the discussion of the fluctuation in sales recorded for fiscal 2014 as compared to fiscal 2013.   While we see that you describe the composition of sales between domestic and international and by market, we do not see where you have provided a discussion of the reasons for the variances each period or how the described fluctuations impacted revenues recorded for the period.   In future

filings please include enhanced disclosure to provide investors with an understanding of any known trends or uncertainties that have had or that you expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, as required by Item 303 (A) (3) of Regulation S-K.

2. As a related matter, we note the discussion on page 28 about certain projects that you expect to have a significant impact on your revenues and earnings. Please tell us how you have considered whether to provide more specific detail about the status, impact on your financial statements and expected timing of the completion of material projects. In that regard, please tell us your consideration of providing additional disclosure that discusses the underlying progress on the major projects during the reporting periods as well as their actual impact on your financial statements with greater specificity.

Consolidated Financial Statements

Note 14. Segment Information, page 63

3. We reference the statement on page 63 that your operating segments meet the requirement for aggregation. Please identify your operating segments and provide us with your analysis of the criteria presented in FASB ASC 280-10-50-11. In addition, please clarify the nature of the revenues presented within the line item "all other" in the table on page 63.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey Glajch
Graham Corporation
September 5, 2014
Page 3

You may contact Kristin Lochhead, Senior Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief